EXHIBIT 99.1

Brookfield Corporation Announces Renewal of Normal Course Issuer Bid

BROOKFIELD, NEWS, May 23, 2023 (GLOBE NEWSWIRE) -- Brookfield (NYSE: BN, TSX: BN) today announced it has received approval from the Toronto Stock Exchange (“TSX”) for the renewal of its normal course issuer bid to purchase up to 142,042,619 Class A Limited Voting Shares (“Class A Shares”), representing 10% of the public float of Brookfield’s outstanding Class A Shares. Purchases under the bid will be made on the open market through the facilities of the TSX, the New York Stock Exchange (“NYSE”), and/or alternative trading systems. The period of the normal course issuer bid will extend from May 25, 2023 to May 24, 2024, or an earlier date should Brookfield complete its purchases. Brookfield will pay the market price at the time of acquisition for any Class A Shares purchased or such other price as may be permitted.

As at May 17, 2023, the number of Class A Shares issued and outstanding totaled 1,637,857,149 of which 1,420,426,190 shares represented the public float. In accordance with the rules of the TSX, the maximum daily purchase on the TSX under this bid will be 457,672 Class A Shares, which is 25% of 1,830,691 (the average daily trading volume for Class A Shares on the TSX for the six months ended April 30, 2023).

Of the 138,664,974 Class A Shares approved for purchase under Brookfield’s prior normal course issuer bid that commenced on May 25, 2022 and will expire on May 24, 2023, Brookfield purchased 18,216,408 Class A Shares as of May 17, 2023; 4,958,290 Class A Shares through open market purchases on the TSX and 13,258,118 Class A Shares through open market purchases on the NYSE as of May 17, 2023. The weighted average price that Brookfield paid per Class A Share acquired under this bid was US$42.22 for the period beginning on May 25, 2022 and ending on December 9, 2022 (being the last trading day before the date on which Brookfield completed the public listing and distribution of a 25% interest in its asset management business) and US$31.64 for the period beginning on December 12, 2022 and ending on May 17, 2023. Brookfield is renewing its normal course issuer bid because it believes that, from time to time, the market price of its Class A Shares may not fully reflect the underlying value of its business and its future business prospects. Brookfield believes that, in such circumstances, the outstanding Class A Shares represent an attractive investment for Brookfield, since a portion of its excess cash generated on an annual basis can be invested for an attractive risk adjusted return through the issuer bid. All Class A Shares acquired by Brookfield under this bid will be cancelled and/or purchased by a non-independent trustee pursuant to the terms of Brookfield’s long-term incentive plans.

Brookfield intends to enter into an automatic purchase plan on or about the week of June 19, 2023 in relation to the normal course issuer bid. The automatic purchase plan will allow for the purchase of Class A Shares, subject to certain trading parameters, at times when Brookfield ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, Class A Shares will be repurchased in accordance with management’s discretion and in compliance with applicable law.

About Brookfield Corporation

Brookfield Corporation (NYSE: BN, TSX: BN) is focused on compounding capital over the long term to earn an annualized return of 15%+ for our shareholders.

Today, our capital is invested across three businesses – Asset Management, Insurance Solutions and our Operating Businesses, generating substantial and growing free cash flows, all of which is underpinned by a conservatively capitalized balance sheet.

We employ a disciplined investment approach, leveraging our global reach and the scale and flexibility of our capital, to identify proprietary opportunities to invest on a value basis. We then utilize our deep operating expertise, based on our 100+ year history as an owner and operator of real assets, to grow cash flows and create value in each of our businesses to generate strong risk-adjusted returns across market cycles.

For more information, please visit our website at www.bn.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934 and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “may”, “intend” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

In particular, the forward-looking information contained in this news release includes statements referring to potential future purchases by Brookfield of its Class A Shares pursuant to the company’s normal course issuer bid and automatic purchase plan. Although Brookfield believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond Brookfield’s control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and related global economic disruptions; (ii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iii) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; and (iv) factors detailed from time to time in the documents filed by Brookfield with the securities regulators in Canada and the United States including in Management’s Discussion and Analysis under the heading “Business Environment and Risks”. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.